AMENDMENT NUMBER 2

to the

DECLARATION OF TRUST

of

OPPENHEIMER ROCHESTER INTERMEDIATE TERM MUNICIPAL FUND

This Amendment Number 2 is made as of September 23, 2010, to the Declaration of Trust of Oppenheimer Rochester Intermediate Term Municipal Fund (the "Trust" or the “Fund”), dated as of November 2, 2007, by the duly authorized individual executing this amendment on behalf of the Trustees (the “Trustees”) of the Trust.

WHEREAS, the Trustees established Oppenheimer Rochester General Municipal Fund as a trust under the laws of the Commonwealth of Massachusetts, under a Declaration of Trust dated November 2, 2007 (sometimes referred to herein as the “Declaration of Trust” or the “Declaration”); and

WHEREAS, the Trustees amended the Declaration of Trust as of September 22, 2010;

WHEREAS, the Trustees, pursuant to Section 4.9 of Article IV, of the Declaration of Trust, have determined that it is advisable to establish and designate an additional class of Shares of the Fund;

NOW, THEREFORE, Section 4.9 of ARTICLE IV of the Declaration of Trust is amended by deleting the first paragraph of Section 4.9 of ARTICLE IV in its entirety and replacing it with the following:

Section 4.9. Classes of Shares. The Trustees hereby establish the following Classes of shares: Class A, Class B, Class C and Class Y. The Trustees may from time to time authorize the division of Shares of the Trust into additional Classes. The relative rights, preferences, privileges, limitations, restrictions and other relative terms of a Class shall be established and designated by the Trustees and may be modified by the Trustees from time to time. All Shares of a Class shall be identical with each other and with the Shares of each other Class except for such variations between Classes as may be authorized by the Trustees from time to time and not prohibited by the 1940 Act, including, without limitation, as to qualifications for ownership, minimum purchase amounts, minimum account size, purchase price, fees and expenses, right of redemption, and the price, terms and manner of redemption, conversion and exchange rights and special and relative rights as to dividends and on liquidation. The number of authorized Shares of each Class and the number of Shares of each Class that may be issued shall be unlimited. The Trustees may divide or combine the issued Shares of any Class into a greater or lesser number; classify or reclassify any issued Shares of any Class into one or more Classes; combine two or more Classes into a single Class; terminate any one or more Classes of Shares; change the name or other designation of a Class; and take such other action with respect to the Classes as the Trustees may deem desirable. To the extent necessary or appropriate to give effect to the preferences and special or relative rights and privileges or expenses or liabilities of any Classes, the Trustees may allocate assets, liabilities, income and expenses of the Trust to a particular Class or apportion the same among two or more Classes. All references to Shares in this Declaration shall be deemed to include references to Shares of any or all Classes as the context may require.

Acting pursuant to Sections 6.2 and 6.4 of ARTICLE VI of the Declaration of Trust and Sections 11.1 and 11.2 of ARTICLE XI of the Declaration of Trust, the undersigned signs this amendment by and on behalf of the Trustees.

/s/ Taylor V. Edwards

Taylor V. Edwards, Assistant Secretary